Exhibit 99.1

Organigram Trailblazer Torch Vape Cartridges Among First ‘Cannabis 2.0’ Products Company Distributes to Market

First wave of Company’s vaporizer offerings shipped in accordance with allowable timelines

MONCTON, New Brunswick--(BUSINESS WIRE)--December 23, 2019--Organigram Holdings Inc. (NASDAQ:OGI) (TSX:OGI), the parent company of Organigram Inc. (the “Company” or “Organigram”), a leading licensed producer of cannabis, is pleased to announce the first of its ‘Cannabis 2.0’ products have been released, including Trailblazer Spark, Flicker and Glow 510-thread Torch vape cartridges.

Shipments of the custom-designed cartridges were sent to Manitoba, Saskatchewan, Ontario, New Brunswick and Nova Scotia, starting December 17, from the Company’s Moncton production campus.

The first release from Organigram’s suite of vaporizer offerings affirms the Company’s commitment to supporting Canadians’ access to a variety of regulated recreational cannabis products.

“As a company, bringing the next-generation of cannabis products to market without delay was important to us. We are proud to support access to tested, quality derivative-based products that we expect to help strengthen the regulated market and benefit those who prefer those product types over others,” said Greg Engel, CEO, Organigram. “Being one of the first licensed producers in the country ready to provide vape products, following the expiration of Health Canada’s 60-day notification period, illustrates that degree of focus and commitment. It speaks to an extraordinary effort by our internal teams who helped bring the Trailblazer Torch to market.”

The cartridges, filled with C0₂-extracted cannabis concentrate oil and botanical terpenes, are custom-engineered with borosilicate glass and stainless-steel components, designed to accommodate a standard 510-thead battery. With three distinct offerings, Spark (sativa-dominant), Flicker (hybrid) and Glow (indica-dominant), inspired by dried flower and pre-roll products under the Company’s Trailblazer-branded product lineup.

The release is the first of the Company’s planned and staggered rollout of vaporizable products, including Edison + Feather ready-to-go distillate pens and Edison + PAX ERA® distillate cartridges. Launches of both products are set to occur in markets across Canada through January. Certain provinces have announced delays or other restrictions on the launch of vaporizable products in their markets including Newfoundland & Labrador, Quebec and Alberta and the Company is adjusting its distribution schedules accordingly.

The Company’s next-generation product portfolio includes high-quality infused chocolate and a dissolvable powdered beverage product, designed using nanotechnology for faster onset of cannabinoids (when compared to traditional edible products). Planned releases of Organigram’s edible products are anticipated through calendar Q1 and Q2 of 2020.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select and TSX listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing high-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the Company's global footprint. Organigram has also developed a portfolio of legal adult use recreational cannabis brands including The Edison Cannabis Company, Ankr Organics and Trailblazer. Organigram's primary facility is located in Moncton, New Brunswick and the Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include factors that could change anticipated timelines for product launches; including risks as disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR (see www.sedar.com) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Contacts

For Investor Relations enquiries:
Amy Schwalm
Vice President, Investor Relations
Amy.Schwalm@organigram.ca
(416) 704-9057

For Media enquiries:
Ray Gracewood
Senior Vice President, Marketing and Communications
ray.gracewood@organigram.ca
(506) 645-1653